Exhibit 99.1

July 2016 NASDAQ: AKTX

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this presentation constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are usually identified by the use of words such as "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "seeks," "should," "will," and variations of such words or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are making this statement for purposes of complying with those safe harbor provisions. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Risks and uncertainties for our company include, but are not limited to: an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing products; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin or other product candidates may not be as large as expected; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; unexpected cost increases and pricing pressures; and uncertainty of our ability to raise capital and our inability to meet working capital needs. Many of these factors that will determine actual results are beyond our ability to control or predict. For a discussion of the factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, see the “Risk Factors” section of our most recently filed 10K. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The statements made in this press release speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this news release to reflect subsequent information, events, results or circumstances or otherwise. While we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law.

Copyright 2016 Akari Therapeutics Plc
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Coversin: An Evolution in Complement Treatment

Definitive Proof of Concept
- Phase 2 PNH patient in successful ongoing treatment– 5 months +
- Significant reduction in LDH and full complement inhibition
- Proven predicate biology
- No placebo effect

Competitive Advantages
- Once daily, self-administered, subcutaneous injection- no ISRs
- Once-weekly version in development
- LTB4-independent inhibition may reduce thrombotic risk
- Smaller – increased tissue penetration and organ specific therapy

Expanding Opportunities
- Prioritizing PNH and aHUS - $2.6 billion in 2015 sales
- Unique C5/LTB4 targeting – new market opportunities supported by pre-clinical data

Driving Value
- PNH: Phase 2 top line data expected YE 2016, Phase 3 mid-2017
- aHUS: Phase 2 initiation 4Q 2016
- GBS: Phase 2 initiation 1Q 2017

Copyright 2016

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Topline data Phase 1 Phase 3 3 2018 2016 2017 Phase 2 Phase 3 Ongoing treatment/potential regulatory pathway Phase 3 Copyright 2016 Preclinical Phase 2 Phase 2 Clinical Timeline 2019 Eculizumab Resistance PNH aHUS GBS Coversin LA Phase 2

Coversin
Nature's Complement Inhibitor

AKARI THERAPEUTICS

Natural Origins and Development

- Coversin discovered by Miles Nunn (CSO) in saliva of *Ornithodoros moubata* tick
- Dampened host immune response allows tick to repeatedly feed without damage from inflammatory substances (300 million years of natural development)
- Clinical & scientific data emphasizes natural origins
  - Tight independent binding to C5 & LTB4
  - No toxicity signals to date
  - No neutralizing antibodies seen to date

Modern Production

- Coversin successfully produced in *E. coli*
- Clinical manufacturing at a leading CMO
- Scale up in 4Q 2016

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C5a, LTB4 and MAC act jointly on granulocytes, leukocytes and many other immune and tissue cell types - potentially causing inflammation and damage. Activity demonstrated in a range of diseases in animal models C345C C5a C3b Bb Eculizumab epitope Position of Coversin binding Binding Sites Coversin Active in Range of Diseases Inhibits C5 – Proven Complement Target Additional LTB4 Anti - inflammatory Activity MAC PLA2 Arachidonic acid C3 C3b Classical Mannose binding lectin Alternative Activation pathways C3 convertase Opsonisation Amplification loop Liver, Macrophages, etc. C5 convertase C3a C5b C6 C7 C9 C8 C5 Inflammation autoimmunity C3b Anaphylatoxins Lysis and cell death C5a LTB4 Lipoxygenases Ig binding to Fc gamma receptors Cytokines e.g. TNF and IL8 LTA4 Toll - like receptors Coversin 5 Copyright 2016 Coversin 0 25 50 75 100 * * LTB4 % after treatment* Albumin E. coli Eculizumab * In vivo E coli model, Barrett - Due et al 2011

Single Dose Phase Ia Clinical Trial Demonstrated Full C5 Inhibition • Full complement ablation within 12 hours at 0.57 mg/kg • Inhibition maintained for 24 hours after single dose • Good safety profile: no SAEs or injection site reactions Copyright 2016 Co nfidential 6 Elisa CH50 • 24 normal volunteer subjects (16 active, 8 placebo) • Only highest dosing cohort (n=6) had CH50 testing done through full 96 hour period • Single subcutaneous dose at time 0 0 24 48 72 96 0 20 40 60 80 100 120 140 0.57mg/kg Change from baseline (mean) Hrs % a c t i v i t y ACTIVE n=4 PLACEBO n=2 At 3 - 72 hrs p<0.001

Copyright 2016 7 Phase 1b: Full C5 Inhibition in 24 Hours and Once - Daily Maintenance Dosing 0 20 40 60 80 100 120 140 0 24 48 72 96 120 144 168 192 CH50 U Eq/ml Placebo Coversin 0 20 40 60 80 100 120 140 0 24 48 72 96 120 144 168 192 Lytic CH50 Coversin Placebo Time from first dose (h) • First cohort (30mg) • Alignment of Elisa and Lytic results • Full C5 Inhibition • No ISRs • No SAEs Last Coversin dose

Positive Ongoing Results In Phase 2 Trial in PNH Patient Copyright 2016 8 • Eculizumab - resistant PNH patient treated since Feb 2016 ‒ Continues to self - inject • Patient has demonstrated: ‒ Full complement inhibition (CH50) ‒ LDH reduction <1.5X upper limit of normal (ULN) • “Coversin has proven safe and effective in the first PNH patient treated”* Weeks Coversin started 0 200 400 600 800 1,000 1,200 1,400 LDH (IU/ml) 1.5 ULN Initial dose finding for first treated patient 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 0 17 18 * 2016 EH, Saskia Langemeijier, University of Radboud, Nijmegen 19 20

Successful Phase 2 Trial in PNH Patient No Neutralizing Antibodies to Date • Purified IgG from Dutch patient (over 4 months) • No effect on Coversin C5 inhibition • Antibody response peak approximately 9 weeks after initial dosing and declines % inhibition of lysis 0 20 40 60 80 100 120 PNS IgG anti-Cov Rb IgG Day 0 IgG Day 28 IgG Day 63 IgG Day 100 IgG Day 126 IgG Immunoblot : anti - Cov Rb serum 1:4000; Dutch patient serum 1:200 Copyright 2016 9 No Neutralizing Antibodies After 4 Months

Patient Groups Indicate Clear Preference For Subcutaneous Over IV Delivery

AKARI THERAPEUTICS

Study of IV vs SQ Trastuzumab Strong preference for SubQ



Percentage of patients
n = 415 (88.9%)
n = 45 (9.6%)
n = 7 (1.5%)
n = 88 (93.6%)
n = 5 (5.3%)
n = 1 (1.1%)
n = 327 (87.7%)
n = 40 (10.7%)
n = 6 (1.6%)
Overall N = 467
De novo N = 94
Non-de novo N = 373
Preferred s.c.
Preferred i.v.
No preference

"All things considered, which method of administration did you prefer?"

Pivot X. et al. Ann Oncol 2014;25:1979-1987

Coversin– PNH/aHUS Subcutanous Preference

- Feedback from PNH/aHUS patient groups and KOLs consistently highlights preference for self-administration
- Coversin - small injection volume (< 0.5ml), no ISR
- Auto injector pen planned for commercialisation

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PNH Phase 2 Data Expected By YE 2016 • Trial initiation expected summer 2017 • Working with broad network of leading PNH centres • Undergoing scientific advice with EMA & FDA Copyright 2016 11 2016 Phase 2 2017 Phase 3 • Leading PNH treatment centers in EU: Leeds & London, UK and Nijmegen, NL • Open label trial in patients with PNH • Primary efficacy endpoint: LDH at 28 days • Secondary efficacy endpoints: Hgb, transfusions, hemoglobinuria and QOL

Developing Once-Weekly Formulation Coversin LA

Plasma half-life extended >50X (mouse model)



Unbound OmCI in serum [nM]
2500
2000
1500
1000
500
0
0
5
10
15
20
25
OmCI
PAS-OmCI
Time post-injection

PK of Coversin and Coversin LA in blood of BALB/c mice post intravenous injection

Coversin LA fully active (mouse model)

- Increases MW from 17 to 47kda
  - Effective MW of ~500kda
- Remains fully active; increased C5 binding
- Highly soluble and fully bioavailable
- Expected timing
  - 3Q 2016 - PK and toxicity studies
  - 2H 2017 - Phase 1 POC clinical study

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aHUS Phase 2 Trial Expected Q4 2016 • Open label clinical trial planned for Q4 2016 in EU • Clinical centers identified 13 Copyright 2016 2016 Phase 2 Complement - mediated hemolytic uremic syndrome (aHUS) Chronic and life - threatening genetic disease characterized by microangio - pathic hemolytic anemia, thrombocytopenia, and kidney injury 2017 Phase 3 • Currently projected clinical protocol allows direct progression into Phase 3 trial • Expected continuation by mid - 2017 • Approximately 30 total patients

GBS Phase 2 Trial Expected 1Q 2017 • Attractive clinical trial duration: 28 days + 6 month follow up • Primary endpoint: improvement in GBS Disability Rating Scale • 1 point = difference between wheelchair - bound or ambulatory • Sites and lead investigator identified 14 Copyright 2016 2017 Phase 2 Guillain Barré syndrome (GBS) Immune - mediated polyneuropathy leading to destruction of myelin sheath GBS patients: 2 – 12% die; 10 – 35% have permanent impairment Growing worldwide annual incidence (15K in US/EU) + Zika - driven increases

Coversin: C5 + LTB4 Combination Targeting
Emerging Differentiation

Complex-mediated acute lung injury model
Significant decline in inflammation markers
Complement and LTB4 - equal & additive roles



Neutrophils in BAL [x10^4]
50
40
30
20
10
0
p<0.01
p<0.01
p<0.05
p<0.05
Haemoglobin in BAL [µg/ml]
8
6
4
2
0
p<0.01
p<0.01
p<0.05
p<0.05
CTR saline
CTR Coversin only
OVA saline
OVA Coversin C5 & LTB4
OVA Coversin C5 only
LT inhibitor only

Roversi P et al. J Biol Chem 288: 18789; 2013

LTB4 Binding Adds to Coversin

- Existing LTB4 long term treatment inhibition with Zileuton* (small molecule approved in EU)
- LTB4 acts as signal relay molecule
- Coversin LTB4 binding may reduce non-complement-mediated recruitment & activation of granulocytes and platelets to sites of inflammation and thrombosis
- LTB4 plays a role is neutrophil attraction in thrombosis

* Removed from US due to off target effects

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Dual C5/LTB4 Activity* May Lead To Enhanced Market Opportunities



Rare & orphan
Larger prevalence
Complement & LTB4
Primarily Complement
Bronchiolitis obliterans
Good-pastures
RA
PAH
Ocular Sjögren's
VKC
GVHD Dry Eye
Asthma
Psoriasis
COPD
aHUS
PNH
GBS
MG
NMO
Systemic
Local

Copyright 2016

*Coversin activity demonstrated in over 10 animal models

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Financial Summary • $75m PIPE September 2015 • ADS outstanding 11,776,934 • ADS Fully Diluted 12,667,441 • Cash as of March 31 $56m (no debt) • Funding through Early 2018 Copyright 2016 17

Proven Management Team

AKARI THERAPEUTICS

Name	Role
Ray Prudo MD	***Executive Chairman*** • Lead investor (RPC); entrepreneur; founder Volution/Akari and TDL
Gur Roshwalb MD, MBA	***Chief Executive Officer*** • Celsus; Venrock; Piper Jaffray; Internist
Clive Richardson	***Chief Operating Officer*** • LEK Consulting; Head of Research - Investec; RPC
Wynne Weston-Davies, MD	***Medical Director*** • European Medical Director, BMS; 25 years development exp.
Miles Nunn PhD	***Chief Scientific Officer*** • Coversin inventor; expert on parasite:host interactions
Dov Elefant	***Chief Financial Officer*** • Lev Pharmaceuticals; EpiCept; Synvista; Tetragenix
Robert Shaw JD	***General Counsel*** • KV Pharmaceuticals; Savient Pharmaceuticals; Pliva Inc.
Michael King MBA	***Corporate Development*** • Aprecia Pharmaceuticals; McKinsey Consulting; Sandoz GmbH

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Milestones Historic and Anticipated Copyright 2016 19 2H 2015 - 1H 2016 2H 2017 2H 2016 1H 2017 • Merger / $75MM PIPE • 3 - month NHP toxicity study • Phase 1b • Phase 2 (resistant) trials - PNH patient treated (>5 months) • Development of Coversin LA - initiated • Phase 2 PNH and aHUS trial - initiations • US IND Submission • CMC scale up 4Q 2016 • Phase 2 PNH topline data YE 2016 • Phase 2 GBS trial data • Phase 2 aHUS trial data • Phase 3 PNH trial – initiation • Phase 3 aHUS trial – initiation • Phase 1 Coversin LA trial - initiation

July 2016 NASDAQ: AKTX